EXHIBIT 3.3

           STATEMENT OF DESIGNATION AND DETERMINATION OF PREFERENCES

                                      OF

                       SERIES C CONVERTIBLE PREFERRED STOCK

                                      OF

                       BION ENVIRONMENTAL TECHNOLOGIES, INC.


TO THE SECRETARY OF STATE OF THE STATE OF COLORADO:

     Pursuant to the provisions of the Colorado Corporation Code, the undersigned Mark A. Smith and Jon Northrop, President and Secretary, respectively, of Bion Environmental Technologies, Inc. (the "Corporation"), a Colorado corporation, submit the following Statement of Designation and Determination of Preferences of Series C Convertible Preferred Stock.

     FIRST: The name of the Corporation is Bion Environmental Technologies, Inc., a Colorado corporation.

     SECOND: At a meeting of the Board of Directors of the Corporation held on December 21, 2009 at which a quorum was duly present and acting throughout, the following resolution was unanimously adopted:

     WHEREAS the Articles of Incorporation of the Corporation, as amended, authorize a class of preferred shares of stock consisting of 10,000,000 shares having a par value of $.001 per share, issuable from time to time in one or more series: and

     WHEREAS the Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and by the provisions of Article IV of the Corporation's Articles of Incorporation, to establish and fix the number of shares to be included in any series of preferred stock and the designation, rights, preferences and limitation of the shares to be included in any series of preferred stock and the designation, rights, preferences and limitations of the shares of such series; and

     WHEREAS it is the desire of this Board of Directors to issue, establish and fix a series of preferred stock and the designation, rights, preferences and limitations of the shares of such series.

     NOW THEREFORE BE IT RESOLVED that pursuant to Article FOURTH of the Corporation's Articles of Incorporation there is hereby established a series of 60,000 shares of preferred stock of the Corporation, to have the designation, rights, preferences and limitations set forth in such Article IV as modified in paragraphs (1) through (6) below:

     (1) Designation. The 60,000 shares of such series shall be designated "Series C Convertible Preferred Stock". Such series shall hereinafter be referred to as the "Series C Preferred Stock." The Series C Preferred Stock shall have a par value of $0.01 and shall be issued at a purchase price of $100 per share.



     (2) Conversion Rights. (a) For a period commencing Midnight, M.S.T., on a date of issuance, each of the shares of Series C Preferred Stock shall be convertible at any time and from time to time at the option of the respective holders thereof into fully paid and non-assessable shares of the Corporation's common stock (the "Common Stock") upon the terms and conditions set forth in the following subparagraphs of this paragraph ("Elective Conversion"); or as provided in subparagraph (d) below.

          (b) Each share of Series C Preferred Stock shall be convertible into shares of Common Stock calculated by dividing the sum of the $100 per share purchase price ("Purchase Price") plus any accrued and unpaid dividends divided by $4.00(or into such greater or lesser number of such shares as may be determined pursuant to any adjustment required by the provisions of subparagraph (c) of this paragraph). The number of shares of Common Stock issuable at any time upon conversion of one share of Series C Preferred Stock is hereinafter referred to as the "Conversion Rate."

          (c)(i) In any of the following events, occurring hereafter, appropriate and equitable adjustment shall be made in the Conversion Rate, so as to maintain the proportionate interest of each holder of the Series C Preferred Stock: (A) any declaration of a dividend on the Common Stock, payable in Common Stock or securities convertible into Common Stock;(B) any decrease in the number of outstanding shares of the Common Stock by a combination, consolidation or reclassification of shares; (C) any increase in the number of outstanding shares of the Common Stock by a split-up or reclassification of shares; or (D) any distribution by the Corporation to any of the holders of the Common Stock, qua shareholders, of any corporate property (excluding cash dividends payable out of funds legally available therefore).

               (ii) If there shall be effected any consolidation or merger of the Corporation with another corporation (other than consolidation or merger in which the Corporation is the continuing corporation) or the sale of all or substantially all of the Corporation's assets to another corporation in exchange for stock, then, as a condition of such consolidation, merger or sale, lawful and fair provision shall be made whereby the Corporation shall redeem the outstanding Series C Preferred Stock at a price of $100 per share plus any accrued unpaid dividends or at the sole election of the Series C Preferred Stock Holder, the holder of any share or shares of Series C Preferred Stock shall be treated as having converted all shares of Series C Preferred stock immediately prior to any such consolidation, merger or sale of assets.

               (iii) No adjustment in the Conversion Rate shall be made if, at the same time as the Corporation issues shares of Common Stock as a dividend which, as provided in (i) above, would otherwise call for an adjustment in the Conversion Rate, the Corporation shall issue shares of Common Stock as a dividend or distribution on the outstanding shares of Series C Preferred Stock equal to the dividend or distribution of the shares of Common Stock into which the Series C Preferred Stock is then convertible.

               (iv) Except as otherwise specifically provided in (i) above, no adjustment in the Conversion Rate shall be made by reason of the issuance of shares of Common Stock or any security convertible into shares of Common stock in exchange for cash, property or services.

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               (v)  Notwithstanding any other provision of this subparagraph
(c) of paragraph (2), the Corporation shall not be required, except as hereinafter provided, to make any adjustment of the Conversion Rate in any case in which the amount by which such Conversion Rate would be increased would be 1ess than five one-hundredths (5/100) of a share of Common Stock, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and made at the time and together with any and all such adjustments so carried forward, shall amount to one (1) one-twentieth (l/20) of a share of Common Stock, in the event of any subdivision or combination of shares of common stock such amount of one-twentieth (1/20) (as theretofore decreased or increased) shall be proportionately decreased or increased.

               (vi) No fraction of a share of Common Stock shall be issued upon conversion, but in lieu thereof the corporation shall, notwithstanding any other provision of this paragraph (2), pay for such fraction an appropriate amount in cash.

               (vii) Whenever the Conversion Rate is adjusted, the Corporation shall deliver prompt written notice to each holder of the Series C Preferred Stock, containing a statement signed by two officers of the Corporation, stating the adjusted Conversion Rate and sufficient facts to show the reason for and the manner of computing the adjustments.

               (viii) Neither the purchase or other acquisition by the Corporation of any shares of common Stock nor the sale or other disposition by the Corporation of any shares of common Stock at any time theretofore purchased or otherwise acquired by it shall result in any adjustment of the Conversion Rate or be taken into account in computing any subsequent adjustment of the Conversion Rate.

          (d)(i) A portion (up to 100% as calculated below) of each share of Series C Preferred Stock shall be automatically and mandatorily converted, prorata, into shares of Corporation's restricted Common Stock at the Conversion Rate upon each occasion (at least thirty calendar days apart) after a date six months subsequent to the initial issuance of shares of Series C Preferred Stock on which the closing price of the Corporation's publicly traded common stock shall have been equal or greater than 150% of the Conversion Rate (initially $6.00)for twenty (20) consecutive trading days with a reported average daily trading volume of 10,000 shares or more.

               (ii) On each occasion for mandatory conversion as set forth at subparagraph (d)(i) immediately above, a sufficient portion of the outstanding shares of Series C Preferred Stock shall be prorata converted so that the holders of the Series C Preferred Stock receive an aggregate number of shares of the Corporation's restricted Common Stock equal to seven and one half (7.5) times the average reported daily volume of trading in the Corporation's publicly traded Common Stock for the applicable twenty (20) day period.

          (e) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of shares of Series C Preferred Stock, the full number of whole shares of Common Stock then deliverable upon the conversion of all shares of Series C Preferred Stock at the time outstanding.

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          (f)  The Series C Preferred Stock shall be convertible at the office of any transfer agent therefore (or at such other place as may be designated by the Corporation) on the earlier of the appropriate date set forth at subparagraph (d) above or, in the event of an Elective Conversion pursuant to subparagraph (a) above, upon surrender of the certificate or certificates therefore, duly endorsed for transfer. Such Elective Conversion shall be deemed to have been made as of the date of such surrender of certificates representing shares of Series C Preferred Stock for conversion and the person entitled to receive the Common Stock issuable on such conversion shall be treated for all purposes as having become the record holder of such Common Stock on such date. The Corporation shall make no payment or adjustment on account of any dividends accrued on the shares of Series C Preferred Stock surrendered for conversion, except that all dividends accrued and unpaid on such shares up to the dividend payment date immediately preceding such surrender for conversion shall be included in the conversion procedures in calculation of the Conversion Rate.

     (3) Liquidation/Redemption. In the event of a liquidation or dissolution (or similar event) of the Corporation prior to redemption or conversion of the Series C Preferred Stock, the Corporation shall redeem the outstanding Series C Preferred Stock at a price of $100 per share plus any accrued unpaid dividends or, at the sole election of the Series C Preferred Stock Holder, the Series C Preferred Stock shall be treated as if it has been converted to Common Stock for all purposes related to such liquidation, dissolution or similar event. For all purposes related to liquidation, the Series C Preferred Stock shall be of equal priority/preference with the Company's Series B Preferred Stock. On any date more than one year after the initial issuance of the Series C Preferred Stock, the Corporation shall have the right to call the outstanding Series C Preferred Stock for redemption, in whole or in part (on a prorata basis), on 10 business days' written notice to the holders, at a price equal to $100 plus any accrued unpaid dividends, during which ten (10) business day period, the holders may elect to convert the Series C Preferred Stock to the Corporation's common stock pursuant to paragraph (2) above.

     (4) Dividend Rights/Liquidation Amount. The Series C Preferred Stock shall accrue dividends at a rate of 2.5% per quarter (10.0% annually) which dividend shall be earned and accrued or paid quarterly (or partial quarter as applicable). Any accrued but unpaid dividends shall be included in the calculation of the Conversion Rate. The Purchase Price of the Series C Preferred Stock, plus any accrued but unpaid dividends shall be the Liquidation Amount for the Series C Preferred Stock. Upon liquidation of the Corporation, the Liquidation Amount shall be included in the calculation of the Conversion Rate.

     (5) Covenants of the Corporation. So long as at least fifty percent (50%) of the Series C Preferred Stock that are initially issued remain outstanding, the Corporation shall not, without the approval of a majority of the holders of the then outstanding Series C Preferred Stock, which approval shall not be unreasonably withheld:

          a) Alter or amend its certificate of incorporation or bylaws or recapitalize or reclassify any class of stock including through a merger, in each case, in a manner that would adversely effect the rights of the holders of the Series C Preferred Stock, or in any way change the rights of the Series C Preferred Stock;

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          b)  Create or issue any class of voting securities that are senior to the Series C Preferred Stock;

          c) Increase or decrease the authorized number of Series C Preferred Stock (other than through conversion);

          d) Enter into any agreement that restricts the Corporation's ability to satisfy its obligations to under the Series C Preferred Stock or honor the exercise of conversion rights thereof;

          e) Declare a dividend or distribution or redeem or repurchase capital stock (in each case, other than in accordance with the terms of the Series C Preferred Stock, or a redemption of employee shares), unless, simultaneously therewith, the Corporation shall redeem or repurchase all of the then outstanding Series C Preferred Stock for the aggregate Liquidation Amount;

          f) The Corporation shall not sell, lease or convey (other than by mortgage) all or substantially all of the property or business of the Corporation and shall not effect any merger or consolidation with any other company unless as a result thereof and after giving effect thereto (a) the Corporation shall be the surviving corporation, (b) the Series C Preferred Stock shall continue to be outstanding, (c) there shall be no change in the preference, privileges or other rights and restrictions with respect to the Series C Preferred Stock and (d) there shall not be created or thereafter exist as a result of thereof any new class of shares having preference over the Series C Preferred Stock with respect to dividends, distribution of assets or rights upon liquidation.

          g) The Corporation shall not incur any additional debt for borrowed money in excess of debt in an aggregate amount of up to $20 million as direct loans to the Corporation (expressly excluding interest accruals related to current Corporation debt and compensation accruals pursuant to existing agreements) and excluding any debt related to financing specifically related to individual projects.

          h) Conduct transactions with affiliates, unless the terms and conditions of any such transaction are at least as favorable to the Corporation as in an arms length transaction and are approved by a majority of the disinterested members of the Board of Directors; and

          i) Enter into any agreement or form or permit any subsidiary, to do any of the foregoing.

     (6) The Series C Preferred Stock shall have no other preferences over the Common Stock except those specifically set forth above.











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     IN WITNESS WHEREOF the undersigned Corporation has caused this Statement to be prepared, executed and verified by its duly authorized president and secretary.

Dated: December 21, 2009.

                                Bion Environmental Technologies, Inc.


                                By: /s/ Mark A. Smith
                                    President


                                By: /s/ Kathleen Paradise
                                    Assistant Secretary











































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